UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):        December 15, 2014 (December 14, 2014)

COVER-ALL TECHNOLOGIES INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	1-09228	13-2698053
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code                     (973) 461-5200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On December 14, 2014, Cover-All Technologies Inc., a Delaware corporation (the “Company”), and Majesco, a California corporation (“Majesco”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, the Company will merge with and into Majesco (the “Merger”), with Majesco continuing as the surviving corporation in the Merger.

Upon the consummation of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and automatically converted into the right to receive shares of Majesco common stock, such that, at the Effective Time, the shares of Majesco common stock issued in respect of the issued and outstanding Company common stock and such shares of Majesco common stock issued or issuable with respect to issued and outstanding options and other equity awards of the Company will in the aggregate represent 16.5% of the total capitalization on a fully diluted basis of Majesco at closing (the “Exchange Ratio”).

The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

The Merger Agreement provides that: (i) all options to purchase Company common stock outstanding at the effective time of the Merger, whether vested or unvested, will be replaced by and substituted for options to acquire, on the same terms and conditions that were applicable under such options immediately prior to the Effective Time, Majesco common stock (giving effect to the Exchange Ratio); (ii) all restricted stock units with respect to Company common stock that are unvested at the time of the Merger will be replaced by and substituted for restricted stock units with respect to, on the same terms and conditions that were applicable under such restricted stock units immediately prior to the Effective Time, Majesco common stock (giving effect to the Exchange Ratio); (iii) all restricted stock units with respect to Company common stock that are vested will be settled in shares of Company common stock, which will then be converted into shares of Majesco common stock at the time of the Merger based on the Exchange Ratio; and (iv) the Company and Majesco will use reasonable commercial efforts to cause all outstanding warrants for Company common stock to be cancelled immediately prior to the Effective Time; provided, however, that any such warrant that is not so canceled will be assumed in accordance with its terms by Majesco.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties, including, among others, (i) representations and warranties by the Company regarding its and its subsidiary’s corporate organization and capitalization, the accuracy of its reports and financial statements filed with the U.S. Securities and Exchange Commission (the “SEC”), and the absence of certain changes or events relative to the Company and its subsidiary since December 31, 2013, and (ii) representations and warranties by Majesco regarding its corporation organization and capitalization, the accuracy of certain financial statements relating to Majesco and its subsidiaries that have been provided to the Company, the absence of certain changes or events with respect to Majesco and its subsidiaries since March 31, 2014, and the pre-closing reorganization of Majesco and its subsidiaries as set forth in the Merger Agreement (the “Majesco Reorganization”).

The Merger Agreement contains covenants, including, among others, agreements by each of the Company and Majesco to continue conducting their respective businesses in the ordinary course, consistent with past practice during the period between the execution of the Merger Agreement and the Effective Time and not engage in certain specified kinds of transactions during such period. The Merger Agreement contains certain covenants of the Company, including, among others, that the Company will cause all amounts outstanding under its credit agreement to be repaid and discharged in full and cause the credit agreement to be terminated. The Merger Agreement also includes covenants requiring the Company (i) not to solicit, initiate or knowingly take any action to facilitate or encourage the submission of any proposals or offers relating to alternative proposals to acquire the Company or, subject to certain exceptions, engage in any discussions or negotiations with respect thereto, and (ii) to call and hold a special meeting of the Company’s stockholders and, subject to certain exceptions, recommend that the Company’s stockholders adopt the Merger Agreement (the “Company Board Recommendation”).

The Merger Agreement also contains certain covenants of Majesco, including, among others, that Majesco will (i) use its commercially reasonable efforts to cause the shares of Majesco common stock to be issued in the Merger to be approved for listing on the NYSE MKT prior to the Effective Time, (ii) deliver to the Company audited financial statements of Majesco within five business days after their completion, (iii) use its commercially reasonable efforts to consummate the Majesco Reorganization, and (iv) use its best efforts to assure that there is no, and shall cause its shareholders not to permit or suffer any, change in record or beneficial ownership of the Majesco common stock at any time prior to immediately before the Effective Time.

Majesco Working Capital Requirements

The Merger Agreement also requires the Company and Majesco each to deliver to the other a good faith estimate of such party’s Working Capital (as defined in the Merger Agreement) as of the close of business on the day immediately prior to the closing date of the Merger. If Majesco’s Working Capital does not represent 83.5% of the combined Working Capital amounts of Majesco and the Company as of the date of determination, Majesco is required to take all necessary actions to cause Majesco’s Working Capital to represent 83.5% of the combined Working Capital amounts of Majesco and the Company, including making cash infusions or cash dividends or other distributions, as the case may be.

Company Accounting Adjustment

Following approval of the Merger Agreement and Merger by the Company’s stockholders, completion of the Majesco Reorganization and obtaining confirmation from the NYSE MKT of the listing of the Majesco common stock thereon, and provided Majesco is not in breach or violation of the terms of the Merger Agreement at such time, simultaneously with the consummation of the Merger, the Company will take a one-time charge to expense in its accounts for the unamortized portion of the capitalized software amount and the deferred tax assets, in each case, as shown on its balance sheet in order to conform to certain accounting practices of Majesco.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to closing conditions, including, among other things, (i) the approval and adoption of the Merger Agreement by the Company’s stockholders; (ii) the effectiveness of the registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by Majesco for the issuance of the shares of Majesco common stock in the Merger; (iii) the approval of the listing on the NYSE MKT of the Majesco common stock to be issued in the Merger; (iv) the completion of the Majesco Reorganization; and (v) the absence of legal restraints and prohibitions. Majesco’s obligation is further conditioned upon Manish D. Shah, the Company’s Chief Executive Officer and member of the Company’s board of directors, remaining as the Company’s Chief Executive Officer immediately prior to the Effective Time and Majesco’s entry into an employment agreement with Mr. Shah prior to the date of the closing of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its material obligations under the Merger Agreement and the other party having not suffered a material adverse effect.

Termination Rights

The Merger Agreement contains certain termination rights for each of the Company and Majesco, including, among others, the right of each party to terminate the Merger Agreement in the event (i) the Company’s stockholders do not approve the Merger, or (ii) the Merger has not been consummated by July 30, 2015, which may be extended to no later than September 15, 2015 (the “Outside Date”) upon the mutual agreement of the parties if all closing conditions (other than the listing on the NYSE MKT of the Majesco common stock to be issued in the Merger) have been satisfied, or shall be then capable of being satisfied. The Merger Agreement also provides that the Company or Majesco may terminate the Merger Agreement if the other party has committed a material breach of the Merger Agreement, which breach is not curable or, if curable, has not been cured within thirty (30) days following receipt by the party in breach of notice of such breach from the non-breaching party, in which case the party in breach is required to pay the non-breaching party a termination fee of $2,500,000.

The Merger Agreement provides the Company with the right to terminate the Merger Agreement, subject to the payment to Majesco of a termination fee of $2,500,000 and satisfaction of certain other conditions set forth in the Merger Agreement, in the event the Company’s board of directors determines that failure to terminate the Merger Agreement is reasonably likely to result in the Company’s board of directors breaching its fiduciary duties to the Company’s stockholders under applicable law.

The Merger Agreement provides Majesco with the right to terminate the Merger Agreement in the event the Company’s board of directors (or any committee thereof) (i) withdraws or modifies in a manner adverse to Majesco its Company Board Recommendation or resolves to do so; (ii) recommends or takes no position with respect to a Takeover Proposal (as defined below) or resolves to do so; (iii) following the announcement or making of a Takeover Proposal, fails to publicly reconfirm its Company Board Recommendation; or (iv) following the public announcement of a Takeover Proposal, either the Company or Majesco terminates the Merger Agreement because the Merger has not been consummated on or prior to the Outside Date and such failure to consummate the Merger is not caused by a breach of the Merger Agreement or the Company’s stockholders have failed to approve the Merger Agreement, and, within six months after any such termination, the Company or its subsidiary shall have entered into a binding agreement providing for the consummation of (and which in fact is consummated pursuant to such binding agreement), or shall have consummated a Company Acquisition Agreement (as defined in the Merger Agreement). In the event Majesco terminates the Merger Agreement in accordance therewith upon the occurrence of any of the events described in the foregoing sentence, the Company is required to pay to Majesco a termination fee of $2,500,000.

“Takeover Proposal” as used in this Current Report on Form 8-K means a proposal or offer, or indication of interest in making a proposal or offer, from any person other than Majesco relating to any:

•	acquisition of equity or assets of the Company equal to twenty five percent (25%) or more of the fair market value of the Company’s consolidated assets or to which twenty five percent (25%) or more of the Company’s net revenues or net income on a consolidated basis are attributable;

•	acquisition of twenty five percent (25%) or more of the voting equity interests of the Company;

•	tender offer or exchange offer that if consummated would result in any person beneficially owning twenty five percent (25%) or more of the voting equity interests of the Company;

•	merger, consolidation, other business combination or similar transaction involving the Company, pursuant to which the holders of the Company’s shares immediately prior to such transaction own, in the aggregate, less than eighty-five percent (85%) of the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof; provided that the consummation of the transactions contemplated by such proposal or offer are conditioned on the termination of the Merger Agreement; or

•	liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend by the Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Merger Agreement has been included as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Majesco or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Majesco or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Majesco’s public disclosures.

Voting Agreement

On December 14, 2014, concurrently with the execution of the Merger Agreement, Majesco entered into a voting agreement (the “Voting Agreement”) with RENN Universal Growth Investment Trust PLC (the “Principal Stockholder”) which holds 7,634,400 shares of the Company’s common stock. Pursuant to the Voting Agreement, the Principal Stockholder agreed, among other things, to vote all of its shares in favor of the Merger Agreement and Merger and against any actions that would impede the consummation of the Merger (to the extent those shares are owned by the Principal Stockholder at such time).

The Voting Agreement shall terminate with respect to each share of Company common stock, on a share by share basis, upon the earliest of (i) the mutual termination by the parties to the Voting Agreement, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Effective Time (as defined in the Merger Agreement) of the Merger, (iv) the transfer of any such share by the Principal Stockholder, (v) an amendment to the Merger Agreement without the consent of the Principal Stockholder, or (vi) July 30, 2015 or such later date as the Company and Majesco may agree to as provided in the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01. Other Events.

A copy of the Company’s press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

*    *    *    *    *

Forward-Looking Statements

Certain statements in this communication regarding the proposed merger of the Company with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the Merger and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the Registration Statement, the approval of the Merger by the Company’s stockholders, the consummation of the Majesco Reorganization or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against the Company, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate the Company’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that the Company or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company and Majesco are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

Additional Information and Where You Can Find It

In connection with the proposed transaction between the Company and Majesco, the Company and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of the Company that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to the Company’s stockholders when it becomes available. Majesco and the Company will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MAJESCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the

Company’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Lori Stanley, General Counsel, Majesco, at 5 Penn Plaza, 14th Floor, New York, NY 10001 or by e-mail at lori.stanley@majesco.com.

Participants In Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, the Company, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 28, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 30, 2014. These documents can be obtained free of charge from the respective sources indicated above. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING THE COMPANY’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY THE COMPANY AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or the Company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger dated as of December 14, 2014 by and between Majesco and the Company. *

10.1	Voting Agreement dated as of December 14, 2014 by and among Majesco and the Principal Stockholder and Russell Cleveland as the representative of the Principal Stockholder.

99.1	Press Release of the Company dated December 14, 2014.

*  Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

COVER-ALL TECHNOLOGIES INC.

Date: December 15, 2014	By:	/s/ Ann F. Massey
Ann F. Massey, Chief Financial Officer

Index to Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of December 14, 2014 among Majesco and the Company. *

10.1	Voting Agreement dated as of December 14, 2014 by and among Majesco and the Principal Stockholder and Russell Cleveland as the representative of the Principal Stockholder.

99.1	Press Release of the Company dated December 14, 2014.

*  Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.